Exhibit 99.5

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. : 33 (1) 47 44 37 76
Patricia MARIE
Tel. : 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel. : 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com

Total Sells Its Interest in the UK’s South Humber Bank Power Plant
Paris — September 20, 2005 — Total has sold its 40% interest in the South Humber Bank power plant to the British Company Centrica, presently operator of the facility with a 60% interest.
Located in Lincolnshire, the South Humber Bank combined cycle power plant has a rated capacity of 1,260 MW.
Total acquired its interest in 1997, as part of its expansion into the UK electricity market, which was in the process of being liberalized.
Today, the Electricity Trading business trades significantly more electricity than its equity production from South Humber Bank. As a result, there is no further strategic interest in retaining a stake in the plant.
Total plans to continue expanding its marketing operations in the European electricity market.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com